Filed Pursuant to Rule 433

Registration No. 333-276713

February 15, 2024

Relating to Preliminary Prospectus Supplement

dated February 15, 2024

PRICING TERM SHEET

Kyndryl Holdings, Inc.

$500,000,000 6.350% Senior Notes due 2034

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement, dated February 15, 2024 (the “Preliminary Prospectus Supplement”), and the related base prospectus, dated January 26, 2024 (the “Base Prospectus” and, together with the Preliminary Prospectus Supplement, including the documents incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus, the “Prospectus”), of Kyndryl Holdings, Inc. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Kyndryl Holdings, Inc. (the “Issuer”)

Security Description:	$500,000,000 6.350% Senior Notes due 2034 (the “Notes”)

Principal Amount:	$500,000,000

Coupon:	6.350%

Maturity:	February 20, 2034

Offering Price:	99.876% plus accrued interest, if any, from February 20, 2024, if settlement occurs after that date.

Yield to Maturity:	6.367%

Benchmark Treasury:	4.000% due February 15, 2034

Spread to Benchmark Treasury:	212.5 basis points

Benchmark Treasury Price/Yield:	98-01+ / 4.242%

Expected Ratings*:	Baa2 (stable outlook) (Moody’s)
BBB- (stable outlook) (S&P)
BBB (stable outlook) (Fitch)

Interest Payment Dates:	February 20 and August 20 of each year, commencing on August 20, 2024.

Optional Redemption:	Prior to November 20, 2033 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering, together with cash on hand, to repay amounts outstanding under its Term Loan Credit Agreement.

Trade Date:	February 15, 2024

Settlement Date:	February 20, 2024 (T+2)

CUSIP / ISIN:	50155Q AN0 / US50155QAN07

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers	MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
BBVA Securities Inc.
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC

Co-Manager:	Siebert Williams Shank & Co., LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus in that registration statement, this pricing term sheet and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling MUFG Securities Americas Inc. at +1 (877) 649-6848, Scotia Capital (USA) Inc. at +1 (800) 372-3930 or SMBC Nikko Securities America, Inc. at +1 (888) 868-6856.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.